Bulldog Investors, LLC
250 Pehle Ave, Suite 708
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097
// pgoldstein@bulldoginvestors.com

March 23, 2015

The Board of Directors
BDCA Venture, Inc.
5251 DTC Parkway, Suite 1100
Greenwood Village, Colorado 80111

Dear Board Members:

As you may know, Bulldog Investors, LLC is the largest shareholder of BDCA Venture, Inc. (the "Fund"). Our clients own about 9% of the Fund's shares.

Based upon the Fund's last reported net asset value of $6.89 per share
(as of September 30, 2014) less a subsequent dividend of $0.395 per share, its shares are trading at a discount of 25%. On June 16, 2014, shareholders approved a new Investment Advisory and Administrative
Services Agreement which was a requirement for the sale of the Fund's original investment advisor, Keating Investments, LLC to BDCA Adviser,
LLC, a subsidiary of AR Capital, LLC, the external investment adviser to Business Development Corporation of America, a non-traded business development company with total assets of more than $800 million. The
Fund's proxy materials had described the potential benefits to shareholders from having greater access to capital by having the Fund on the AR Capital platform.

There is no need to elaborate on the events that occurred just a few months after the shareholder meeting. You and we all know it all too well.
As Robert Burns wrote in 1786 in To a Mouse, "The best laid schemes o' mice an' men Gang aft a-gley, An' lea'e us nought but grief an' pain, For promised joy." Or, in today's language, "It seemed to be a good idea at the time."1

The question is, given the current circumstances, what should a diligent board do to maximize shareholder value?2 Maintaining the status quo seems like a poor choice. Given the Fund's small size, high expense ratio, and poor prospects for raising capital, we believe the board should pursue a liquidity event like a sale or a merger of the Fund into a larger business development company. Alternatively, an orderly liquidation of the Fund - not a fire sale -- should also be considered.

We originally invested in the Fund because of our assessment of Tim Keating's character and ability. That assessment has not changed. Nor do we blame any directors for the Fund's current dilemma. Unfortunately, the Fund, which had a promising future coming out of the shareholder meeting, was subsequently dealt a bad hand. As Kenny Rogers sang, "You've got to know when to hold 'em, know when to fold 'em, Know when to walk away, know when to run." Certainly, this is not the time to go "all in." Instead, we urge the board to accept reality and determine the best way to maximize shareholder value within a reasonable period of time. In this regard, we would be pleased to discuss the available options with the board. Thank you for your consideration.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein
Member

 1 "Fella I once knew in El Paso, one day he took all his clothes off and jumped in a mess of cactus. I asked him the same question, why? He said it seemed to be a good idea at the time." Steve McQueen in The Magnificent Seven.

 2 "When the facts change, I change my mind. What do you do, sir?" John Maynard Keynes